Exhibit 15.1

The Stockholders and Board of Directors of Union Bankshares Corporation:

We are aware of the incorporation by reference in the Registration Statement (Form S-3) and related Prospectus of Union Bankshares Corporation for the registration of Union Bankshares Corporation’s common stock, preferred stock, debt securities, warrants, purchase contracts, and units of our reports dated May 9, 2017 and August 8, 2017 relating to the unaudited consolidated interim financial statements of Union Bankshares Corporation that are included in its Forms 10-Q for the quarters ended March 31, 2017 and June 30, 2017.

Under Rule 436(c) of the Securities Act of 1933, as amended, our reports are not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933, as amended.

/s/ Ernst & Young LLP

Richmond, Virginia

September 8, 2017